Exhibit 99.1

30 June 2005

company statement

For media enquiries please contact James Rickards on
Tel: 61 2 8274 5304 Mob: 0419 731 371. For
investor/analyst enquiries please contact Steve Ashe on
Tel: 61 2 8274 5246 or Mob: 0408 164 011

Appointment to Managing Board
and New Company Secretary

James Hardie announced today that Mr Benjamin Butterfield has been appointed to its Managing Board and to the position of Company Secretary effective 1 July 2005.

Mr Butterfield joined James Hardie in January 2005 as General Counsel, and he retains this position.

Prior to this, he was most recently, General Counsel of Lennar Corporation. He is a former General Counsel of Hughes Supply, Inc and partner of the US law firm Maguire, Voorhis, & Wells, PA (now part of Holland & Knight LLP).

Ben has a Bachelor of Arts from Covenant College in Lookout Mountain, Tennessee, and a Juris Doctorate from Stetson University College of Law in St. Petersburg, Florida.

Mr Butterfield’s appointment follows the resignation of Mr Pim Vlot from the Managing Board and as Company Secretary effective close of business 30 June 2005.

End

James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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